July 18, 2018

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 21, 2018
           CIK No. 0001711786

Dear Mr. Knie:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed on June 21, 2018

Prospectus Summary
Overview, page 6

1.     Please briefly explain here what a "505(b)(2) regulatory pathway" is.
2. We note your disclosure that you intend to pursue Phase 2 clinical testing. Please explain briefly here what step in the regulatory approval process you currently are in.
 Robb Knie
FirstName LastNameRobb Knie
Hoth Therapeutics, Inc.
Comapany NameHoth Therapeutics, Inc.
July 18, 2018
July 18, 2018 Page 2
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FirstName LastName
Risks Associated with Our Business, page 8

3. Disclose the net losses you have sustained from inception to the date of the prospectus in this section.
Implications of being an Emerging Growth Company, page 9

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
The Offering, page 10

5. Please tell us the timing of the reverse stock split and disclose the impact, if any, of the reverse stock split on the exercise of the warrants.
6. Please disclose the percentage vote required to amend your charter agreement, and disclose here what vote is required to amend the terms of the warrants. We may have further comments when we have reviewed the formation documents in their final form.
Risk Factors
If we are not able to obtain any required regulatory approvals for our product candidates...our ability to generate revenue will be limited, page 13

7. Explain briefly what you mean by CVB vaccine product candidate the first time you use the term.
Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 49

8. Please briefly describe the circumstances in which you would expect to generate revenue, what regulatory approvals are necessary before you can generate revenues, and when you expect that might occur.
9. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.
         In this regard, we note your statement in the Use of Proceeds section on page 43 that you expect the net proceeds of the offering, together with other sources of liquidity, to be sufficient to fund your operations for twelve to eighteen months following the date of the prospectus. Explain the reasons that you believe the amounts disclosed are consistent.
 Robb Knie
FirstName LastNameRobb Knie
Hoth Therapeutics, Inc.
Comapany NameHoth Therapeutics, Inc.
July 18, 2018
July 18, 2018 Page 3
Page 3
FirstName LastName



Fair Value of Common Stock, page 52

10. We note that your board of directors considered contemporaneous valuations of your common and preferred stock prepared by a third party. Tell us what consideration you have given to naming the third party and furnishing the results of their consideration to stockholders.
Business, page 54

11. Briefly explain terms such as "in-vitro" and "in-vivo," (and highlight the distinction between the two) the first time you use each technical term. Other examples include
         "microcolonization," "chelation" and "planktonic."
12. We note your disclosure that BioLexa is a new topical dosage form repurposing the antibiotic Gentamicin, which will allow the company to rely on all of the available toxicology data on Gentamicin and Ca-DTPA in your FDA filings. Please explain briefly what you mean by this, how the ability to rely on existing toxicology data may change the regulatory pathway in your case, and quantify if possible how much time you expect to save.
Sublicense with Chelexa, page 58

13. We note the disclosure that the sublicense will continue until the May 31, 2025 or upon the date the patent rights granted are to expire. Please disclose the date the patent rights expire or advise.
Current Treatments, page 60

14. Please balance the disclosure concerning current treatments to include the information that some of the user complaints, such as that the product is messy to use, could also apply to the topically applied drug you are developing. In addition, include the information, if true, that until clinical trials are completed, there is no data to support the belief that your product will not have side effects.
Manufacturing and Supply, page 63

15. Expand the description of the manufacturing of your product by Particle Sciences, Inc. to include information concerning the sources and availability of raw materials. Refer to
         Item 101(h)(4)(v) of Regulation S-K.
16. If you have entered into a written agreement with Particle Sciences, Inc., please file the agreement as an exhibit to your registration statement, or tell us why you do not believe it to be material.
 Robb Knie
Hoth Therapeutics, Inc.
July 18, 2018
Page 4



Intellectual Property Portfolio, page 64

17. Please refer to the last paragraph in this section. We note the reference to the BioLexa
         U.S. patent in the first sentence. Please explain what patent applications you are referring to in the last sentence of that paragraph.
Description of Capital Stock, page 81

18.      Please also include a description of the warrants.
Report of Independent Registered Accounting Firm, page 1

19. Please add the city and state to the independent auditor's opinion in accordance with Rule
         2-02 (a)(3) of Regulation S-X.
       You may contact Effie Simpson at 202-551-3346 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

FirstName LastNameRobb Knie
Comapany NameHoth Therapeutics, Inc.
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